2.

02041193
333-09456-01

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
JUL - 5 2002
WASH. D.C. 154 SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For July 3, 2002

1. Fargo Food Company S.A.
2. Argentine Bread Production S.A.
3. Enicor Sociedad Anónima
4. Capital Foods S.A
5. Fresh Food S.A.

(Translation of each registrant's name into English)

Ruta Panamericana y M. Sastre
1618 - El Talar
Provincio de Buenos Aires,
Republic of Argentina
(Address of principal executive offices)

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F √ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes__ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE ALIMENTOS FARGO S.A.

By: Daniel Elizalde

Name: Daniel Elizalde

Title: Chief Financial Officer

PANIFICACIÓN ARGENTINA S.A.

By: Daniel Elizalde

Name: Daniel Elizalde

Title: Chief Financial Officer

ENICOR SOCIEDAD ANÓNIMA

By: Daniel Elizalde

Name: Daniel Elizalde

Title: Chief Financial Officer

CAPITAL FOODS S.A.

By: Daniel Elizalde

Name: Daniel Elizalde

Title: Chief Financial Officer

FRESH FOOD S.A.

By: Daniel Elizalde

Name: Daniel Elizalde

Title: Chief Financial Officer

Dated: July 3, 2002

EXHIBIT INDEX

1. Notification filed with the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange) on June 28, 2002.

2. Notification filed with the *Comisión Nacional de Valores* (National Securities and Exchange Commission) on June 28, 2002.

3. Notification filed with the Auditing and Supervising Management of the *Comisión Nacional de Valores* (National Securities and Exchange Commission) on June 28, 2002.

4. Notification filed with the *Comisión Nacional de Valores* (National Securities and Exchange Commission) on June 28, 2002.

Exhibit 1

COMPAÑIA DE ALIMENTOS FARGO S.A.

Buenos Aires, June 28, 2002

Messrs.
Bolsa de Comercio de Buenos Aires

Ref: Compañía de Alimentos Fargo S.A.
Duty to Inform.

Dear Sirs:

The undersigned, as President of Compañía de Alimentos Fargo S.A. (the "Company"), and in compliance with the provisions of the Rules of *Bolsa de Comercio de Buenos Aires* and Executive Order No. 677/01, hereby addresses *Bolsa de Comercio de Buenos Aires* for the purposes of attaching a copy of the letter submitted with the National Securities and Exchange Commission, as of the date hereof, in connection with the reference herein.

Sincerely yours,

/s/ Marcelo Aubone
Marcelo Aubone
President

F:\wp\PFV\FARGO\BolsaFargo1-Ing.doc

COMPAÑIA DE ALIMENTOS FARGO S.A.

Buenos Aires, June 28, 2002

Messrs.
National Securities and Exchange Commission

Ref: Compañía de Alimentos Fargo S.A. Duty to Inform.
NSEC's Notice N° 2668 / EMI as of 6/26/02

Dear Sirs:

The undersigned, as President of Compañía de Alimentos Fargo S.A. (the "Company"), hereby addresses the National Securities and Exchange Commission (ANSEC@) in response to your notice dated June 26, 2002. For the purposes hereof, be informed that the Company denies the information included in the article published by Diario Clarin on June 26, 2002 on page 23, in reference to the Company's merger with Bimbo.

Sincerely yours,

/s/ Marcelo Aubone
Marcelo Aubone
President

F:\wp\PFV\FARGO\informa_Bimbo1-Ing.doc

COMPAÑIA DE ALIMENTOS FARGO S.A.

Buenos Aires, June 28, 2002

Messrs.
Auditing and Supervising Management
Buenos Aires Stock Exchange

Ref: Compañía de Alimentos Fargo S.A. Duty to Inform. Notice BASE C.D 165.581

Dear Sirs:

The undersigned, as President of Compañía de Alimentos Fargo S.A. (the "Company"), hereby addresses the Buenos Aires Stock Exchange (ABASE@), in response to your notice dated June 27, 2002 and in compliance with the provisions set forth in section 23, Article VII of the Regulation for the authorization, postponement, withdrawal and cancellation of the quotation of the BASE's securities. For such purposes, be hereby notified that yesterday the Board of Directors resolved the filing of the Company for reorganization proceedings with the Commercial Court of the City of Buenos Aires,. which filing has been performed as of this date.

Sincerely yours,

/s/ Marcelo Aubone
Marcelo Aubone
President

F:\wp\PFV\FARGO\Informa_Concurso_BCBA.2-Ing

COMPAÑIA DE ALIMENTOS FARGO S.A.

Buenos Aires, June 28, 2002

Messrs.
National Securities and Exchange Commission

Ref: Compañía de Alimentos Fargo S.A. Duty to Inform.

Dear Sirs:

The undersigned, as President of Compañía de Alimentos Fargo S.A. (the "Company"), hereby addresses the National Securities and Exchange Commission (ANSEC@) pursuant to the provisions set forth in section 3, sub-section 7, Chapter XXI, Book VI of the NSEC's General Resolution N° 368/01 and its amendments. For the purposes hereof, be informed that yesterday the Board of Directors of the Company resolved the filing of the Company for reorganization proceedings with the Commercial Court of the City of Buenos Aires, which filing has been performed as of this date.

Sincerely yours,

/s/ Marcelo Aubone
Marcelo Aubone
President

F:\wp\PFV\FARGO\informa_Concurso_CNV.1-Ing.doc